UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 27, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 27, 2006

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan
Stock Code Number (Japan): 8411 [Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)]

Corrections in “Selected Financial Information for the First Half of Fiscal 2006

<under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces and apologizes for partial corrections in its “Selected Financial Information for the First Half of Fiscal 2006 <under Japanese GAAP>” disclosed on November 20, 2006 as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc.	Corporate Communications 81-3-5224-2026

Mizuho Financial Group, Inc.

Appendix

1. Corrected Items

“Selected Financial Information for the First Half of Fiscal 2006 <under Japanese GAAP>” p. 3-14

5. Unrealized Gains/Losses on Securities

Non-Consolidated

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

2. Corrected Information

Corrected information is underlined.

<Before Corrections>
	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	105,707	104,664	104,664	—	170,068	170,068	—	77,320	77,320	—
Mizuho Bank (including former revitalization subsidiary)	67,098	77,740	77,740	—	129,003	129,003	—	56,492	56,492	—
Mizuho Corporate Bank (including former revitalization subsidiaries)	38,608	26,924	26,924	—	41,064	41,064	—	20,828	20,828	—
Mizuho Trust & Banking (including former revitalization subsidiary)	—	—	—	—	—	—	—	—	—	—

<After Corrections>
	(Millions of yen)
	As of September 30, 2006				As of March 31, 2006			As of September 30, 2005
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	78,783	104,664	104,664	—	170,068	170,068	—	77,320	77,320	—
Mizuho Bank (including former revitalization subsidiary)	67,098	77,740	77,740	—	129,003	129,003	—	56,492	56,492	—
Mizuho Corporate Bank (including former revitalization subsidiaries)	11,684	26,924	26,924	—	41,064	41,064	—	20,828	20,828	—
Mizuho Trust & Banking (including former revitalization subsidiary)	—	—	—	—	—	—	—	—	—	—